Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES NEW OPTIMIZATION STRATEGY AT EL PEÑÓN
-   DISCOVERY OF A NEW VERY HIGH GRADE VEIN SYSTEM   -

Toronto, Ontario, March 1, 2010 ─ YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today provided a new optimization strategy and announced the discovery of a new very high grade vein system at its El Peñón mine in Chile.  All amounts are expressed in United States Dollars unless otherwise indicated.

El Peñón, located in northern Chile, is one of Yamana’s six core producing mines and has a proven track record of consistent low cost production and the replacement mineral reserves each year.

Current status of El Peñón

•
Production is expected to sustainably exceed 400,000 gold equivalent ounces (GEO): approximately 400,000 to 420,000 GEO is planned in 2010 with first quarter production expected to be less than the fourth quarter production in 2009 but higher than first quarter production in 2009.

•	A plant upgrade was completed in late 2009 with plant capacity and throughput currently at 4,300 tonnes per day.
•	Significant exploration efforts with approximately $18.4 million budgeted for exploration in 2010, an increase of 12% from the total amount spent in 2009 of $16.4 million.

Optimization Strategy

Yamana has been investigating various strategies to further optimize operations and production at El Peñón, increasing production from current levels with the objective of achieving sustainable annual production of at least 450,000 to 500,000 GEO.  Yamana has begun the evaluation of plant capacity increases and additional sources of ore for plant feed as part of this process which it expects to complete in 2012.  The optimization strategy consists of the following:

•	Further increasing plant capacity to 5,000 tonnes per day by 2012, with additional ore coming from one or more of the following sources:
•
Approximately 350 to 400 tonnes per day to come solely from ore in the measured and indicated mineral resource category as a result of the effective mining of narrower veins.   The decision to transition to owner mining better enables Yamana to mine this additional ore by better matching equipment to the size of the veins.

•
Other supplemental sources including ore from Amancaya, which is located 120 kilometres southwest of El Peñón and is host to a low sulphidation epithermal vein deposit with an inferred mineral resource of approximately 1.4 million tonnes grading 7.9 g/t gold containing 351,000 ounces of gold. Results from the recently completed 5,000 metres of drilling are currently being evaluated to determine the amount of ore to supplement this further expansion at El Peñón.

•	Ore from new discoveries, which would provide further potential upside (subject to development and metallurgical testwork).
•	Plant improvements to increase recovery which are expected to be complete by the end of 2010. Plant improvements would include finer milling and longer residency time and require modest capital.

Yamana will continue to focus on increasing proven and probable mineral reserves by upgrading ounces from the mineral resource category although a major focus at El Peñón has been and will continue to be new discoveries from exploration.  In line with this objective, recent exploration efforts have led to the discovery of a new very high grade vein system, Pampa Augusta Victoria. The discovery of Pampa Augusta Victoria is not only significant because of its grade and potential for meaningful contribution to mineral resources, it is also significant because it supports Yamana’s view of the very strong exploration and resource growth potential at El Peñón, which is the reason for the large commitment to exploration.  It will ultimately also be significant because of its expected contribution to production and will further support Yamana’s objective of achieving a sustainable production level of 450,000 to 500,000 GEO with the potential for additional increases.

“Yamana’s focus has been to create sustainable production, increase plant capacity and to continue to focus on exploration for new discoveries,” said Peter Marrone, Yamana’s chairman and chief executive officer. “With these objectives completed, we will focus on further evaluation of optimizations for El Peñón to further increase plant capacity, recoveries and sustainable production. However, the long term prospects at El Penon have always depended on new discoveries and the recent discovery of Pampa Augusta Victoria supports the significant exploration, resource growth and production increase potential at El Peñón.”

New Discovery - Pampa Augusta Victoria

Yamana is pleased to announce the discovery of a new very high grade gold/silver vein system at Pampa Augusta Victoria located 30 kilometres north of El Peñón (See Map A).

Pampa Augusta Victoria is a grassroots discovery and is similar to high grade veins previously discovered at El Peñón.  It is a vein system of structurally controlled low sulphidation quartz, stockworks and hydrothermal breccias that are emplaced within acidic volcanic rocks.  These rocks are exposed in a structurally controlled window that is approximately 400 square kilometres in surface area.  Comparable to El Peñón, the gold mineralization is surrounded by a halo of silver mineralization with grades greater than 30 g/t silver.

Yamana has completed 21 reverse circulation drill holes totaling 6,368 metres to date (see Map B).  The main structure has been traced along strike for approximately 270 metres and down dip to approximately 200 metres and is open in all directions.  The most significant drill intersections are summarized below. For complete drill results please see Appendix A.

Hole	Depth (m)*	Length (m)	Gold grade (g/t)	Silver grade (g/t)	Gold equivalent grade (g/t)(1)
DAV0002	6-12	6	2.05	1405	27.59
	36-44	8	0.55	588	11.23
DAV0016	84-86	2	1.43	294	6.78
DAV0017	32-34	2	0.17	542	10.02
	56-58	2	54.40	5575	155.76
DAV0021	162-164	2	9.50	976	27.25
DAV0022	128-130	2	7.20	157	10.05
DAV0027	70-72	2	1.82	485	10.64
	128-130	2	1.29	685	13.74
DAV0028	92-94	2	4.95	1342	29.35
          * Depth is distance down drill hole in metres and does not represent the true width

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

A secondary sub parallel structure was also intersected approximately 100 metres east of the main vein in holes DAV0025 and DAV0027.   The structure has been identified in one section and has 150 metres of vertical extension.  Mineralization is associated with veinlets hosted in both rhyolite domes and andesites.  The results are as follows:

Hole	Depth (m)*	Length (m)	Gold grade (g/t)	Silver grade (g/t)	Gold equivalent grade (g/t)(1)
DAV0025	454-458	4	10.50	120	12.68
DAV0027	292-294	2	2.13	1030	20.86

The discovery of Pampa Augusta Victoria supports Yamana's view that there is significant unrealized value at El Peñón and potential remains to further increase production and extend the mine life.  With only approximately 35 percent of the surrounding area explored to date, El Peñón has exceptional exploration upside and Yamana expects new discoveries of this nature consistent with previous high grade vein discoveries which now include Pampa Augusta Victoria.  Exploration in 2010 will focus on extending the known deposits, infill drilling to upgrade mineral resources to reserves, a broader regional exploration plan and continuing efforts at Pampa Augusta Victoria.

“We are very excited about the discovery of Pampa Augusta Victoria,” commented Darcy Marud, senior vice president of exploration, “This was a result of persistent exploration efforts which we will continue into 2010. This new vein system is very similar to previous high grade veins discovered at El Penon and is a testament to the exploration potential which remains in the region. With only a portion of the surrounding area explored, we will continue to focus our efforts at El Peñón as we expect additional new discoveries similar in nature.”

Recent Events Relating to the Earthquake in Chile

Yamana is aware of the devastation that occurred in several areas of Chile from the massive earthquake on February 27th and it extends its heartfelt support to the people and local communities of Chile. The Company is focused on assisting its personnel in Chile for personal property losses and offering aid to local communities where possible.  Operations at the El Peñón mine, which is in northern Chile, were not meaningfully impacted and have resumed.  Yamana has begun to effect repairs at its Minera Florida mine, which is in southern Chile, and is also evaluating sources of power for Minera Florida as there have been transmission interruptions in the local area.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

Qualified Person
Greg Walker, P.Geo., Senior Manager, Resource Estimation, of Yamana Gold Inc. has reviewed and confirmed the technical and scientific data contained within this news release concerning the drilling results and discussion of the Pampa Augusta Victoria discovery and serves as the qualified person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parametres as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the exploration and development of new areas and deposits, success of exploration activities, successful transition to owner-mining, permitting timelines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

MAP A: Pampa Augusta Victoria Location Map

420000 E
440000 E
460000 E
480000 E
7340000 N
7320000 N
7300000 N
7280000 N
7260000 N
Pampa Augusta
Victoria
Peñon
Fortuna
Paleozoic intrusives
Paleoceno-Eoceno intrusives
Paleocene belt
Upper Paleoceno-Eocene complex
Cretaceous-Paleocene belt
Faults
Low sulphidation veins

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

Map B:  Drill Hole Location Map

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

Appendix A: Drill intersections

Hole	Depth (m)*	Length (m)	Gold grade (g/t)	Silver grade (g/t)	Gold equivalent grade (g/t)(1)
DAV0002	6-12	6	2.05	1405	27.59
	36-44	8	0.55	588	11.23
	58-60	2	1.30	156	4.14
	100-104	4	2.74	148	5.43
DAV0010	354-356	2	4.80	2	4.83
DAV0011	258-260	2	3.52	56	4.54
DAV0012	102-106	4	0.11	158	2.98
	138-140	2	0.10	122	2.32
	316-320	4	1.67	9	1.48
DAV0013	76-78	2	0.07	59	1.15
	286-290	4	1.42	12	1.62
DAV0014	64-66	2	0.46	178	3.69
	106-110	4	13.81	564	24.05
DAV0015	80-82	2	0.09	185	3.45
DAV0016	84-86	2	1.43	294	6.78
	108-110	2	2.30	86	3.87
DAV0017	32-34	2	0.17	542	10.02
	46-48	2	3.52	115	5.61
	56-62	6	23.86	2644	71.94
DAV0018	46-48	2	1.38	10	1.56
	126-128	2	0.05	108	2.02
	172-174	2	0.04	62	1.16
DAV0019	86-88	2	0.11	79	1.55
	194-196	2	1.11	0	1.11
DAV0021	36-38	2	0.45	212	4.30
	162-164	2	9.50	976	27.25
DAV0022	128-130	2	7.20	157	10.05
DAV0023	76-78	2	0.06	123	2.30
	84-86	2	0.33	103	2.20
DAV0024	50-54	4	0.81	144	3.43
	108-110	2	0.93	128	3.25

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average

DAV0025	454-458	4	10.50	120	12.68
DAV0026	42-44	2	0.40	137	2.89
	166-168	2	0.24	47	1.09
DAV0027	70-76	6	1.13	272	6.08
	128-130	2	1.29	685	13.74
	292-294	2	2.13	1030	20.86
	330-332	2	1.73	141	4.29
DAV0028	92-94	2	4.95	1342	29.35
	174-176	2	1.10	127	3.41
          * Depth is distance down drill hole in metres and does not represent the true width

 (1)  Yamana treats silver as a gold equivalent based on an assumed gold to silver ratio of 55:1 which is a long term historical average